Exhibit 99.2

February 27, 2006

Joseph F. Furlong, III

President and Chief Executive Officer

American HomePatient, Inc.

5200 Maryland Way

Brentwood, Tennessee  37027

Henry T. Blackstock

W. Wayne Woody

Donald R. Millard

William C. O’Neil

c/o American HomePatient, Inc.

5200 Maryland Way

Brentwood, Tennessee  37027

Dear Members of the Board of Directors:

Highland Capital Management, L.P., a Delaware limited partnership (“Highland”) is currently the beneficial owner of 9.9 % of the outstanding shares of common stock of American HomePatient, Inc., a Delaware corporation (“AHP”) and $204 million of secured debt of AHP.  Highland hereby proposes to acquire all of the outstanding equity interests of AHP for a cash purchase price of $3.40 per share.  This value represents a premium of approximately 11% over the closing price for AHP common stock on February 24, 2006.  We believe that our proposal provides an outstanding opportunity for your stockholders to maximize the value of their investment in AHP.

We are available to immediately commence discussions with you and your advisors on the terms of our proposal and to negotiate a merger agreement providing for the transaction described above.  It is our preference to work cooperatively to negotiate a mutually agreeable transaction that will benefit all of AHP’s constituencies, including its shareholders, employees, customers, creditors and management.  However, we are determined to complete the acquisition of AHP.  If you are unwilling to cooperate with Highland to complete a transaction, we will take all appropriate steps to accomplish a transaction, including seeking representation on your Board of Directors at AHP’s annual meeting of the shareholders.

Our proposal is subject to the receipt of any required regulatory approvals; we do not anticipate any delay in or difficulties with obtaining such approvals.  We have available funds sufficient to finance the full purchase price in cash.  Accordingly, our transaction would not be subject to a financing condition.

Our proposal provides a compelling opportunity for AHP shareholders to realize full value and immediate liquidity for their shares at an attractive premium over the current stock price.  This is particularly true in light of AHP’s over-leveraged balance sheet, recent additional impediments to management’s ability to successfully navigate the challenging Medicare reimbursement environment, and the near term maturity of AHP’s secured debt.  As you are aware, AHP’s outstanding $250 million Secured Promissory Note (“Note”) will mature and be payable on August 1, 2009.  It is our view that AHP’s revenue generating capacity will suffer materially as a result of the new Medicare reimbursement policies and that AHP will not have sufficient cash reserves to repay the amounts owed under the Note.  We do not believe that AHP’s management has substantially improved AHP’s liquidity situation or materially reduced the amount of AHP’s total debt since AHP emerged from bankruptcy in 2003, and we do not expect that AHP’s prospects will improve under the direction of current management such that repayment of the Note will be possible.  Additionally, we find it unlikely that AHP will be able to refinance the Note since the leverage ratio of AHP significantly exceeds the leverage ratio of its similarly situated public competitors.  If AHP is unable to simplify its capital structure prior to AHP’s looming debt maturity, AHP may have no other option than to file for bankruptcy a subsequent time.

If the Note matures and payment in full is not made, Highland reserves the right to exercise all remedies available to it as a holder of secured debt.  If the Note is accelerated, the shareholders would lose all or substantially all of their equity investment unless AHP’s business prospects dramatically change in the near future.  We believe the shareholders will stand to lose even more value if the holders of the Note ultimately prevail in their case to increase the interest rate on the Note from 6.785% to 12% retroactively since the date AHP emerged from bankruptcy.

Since Highland holds 82% of the principal amount of the Note, Highland is in a unique position to complete the acquisition of AHP and simplify AHP’s capital structure to provide liquidity to AHP and enhance its ability to secure future financing.  We believe our proposal affords the shareholders the best chance to exit their investment while receiving a premium over the current price of the common stock of AHP instead of suffering a loss on their investment.

Highland is a registered investment adviser specializing in credit and alternative investment investing.  Highland currently manages over $20 billion in assets for investors around the world.  We are serious about acquiring AHP and are able and willing to devote all the resources necessary to reach an agreement and complete a transaction as soon as possible.  To this end we have engaged Kirkland & Ellis LLP as our legal counsel to assist us in this transaction. We expect that we could sign definitive documents and announce a transaction within 45 days from the date our advisors begin their work. Highland intends to proceed with a transaction and hopes that the members of the Board of Directors will consider our proposal favorably.

In short, we encourage the members of the Board of Directors to permit us to move forward with the proposed transaction, and, to that end, we are available to promptly meet with you and your advisors to discuss the terms of our proposal and to negotiate a definitive agreement.  We are confident that your shareholders will support our proposal and urge you to listen to their views and consider what is in the best interest of the shareholders.  We believe this proposal provides a compelling opportunity for your shareholders to realize immediate liquidity for their shares at an attractive premium over the current stock price.

We look forward to your response to this letter by no later than 5 PM, EDT on Friday, March 3, 2006.

Sincerely,

/s/ Patrick H. Daugherty

Patrick H. Daugherty

Head of Special Situations Investing

Highland Capital Management, L.P.